                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(3) RATE MATTERS

(a) Electric Proceedings.

     The Texas Utility Commission has original (or in some cases appellate) jurisdiction over Electric Operations' electric rates and services. Texas Utility Commission orders may be appealed to a District Court in Travis County, and from that court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. In the event that the courts ultimately reverse actions of the Texas Utility Commission, such matters are remanded to the Texas Utility Commission for action in light of the courts' orders.

(b) Transition and Price Reduction Plan.

     In 1997, the Texas legislature considered but did not pass legislation intended to address various issues concerning the restructuring of the electric utility industry, including proposals that would permit Texas retail electric customers to choose their own electric suppliers beginning on December 31, 2001. The legislative proposals included provisions relating to full stranded cost recovery; rate reductions; rate freezes; the

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES unbundling of generation operations, transmission and distribution and customer service operations; securitization of regulatory assets; and consumer protections. Although the Company and certain other parties (including the Texas Utility Commission) supported the bill, it was not enacted prior to the expiration of the legislative session.

     In October 1997, the Company announced a proposed transition to competition plan intended to address certain aspects of the proposals contained in the legislation formerly pending before the Texas legislature. By mid December 1997, negotiations resulted in a settlement agreement (Settlement Agreement) executed by the Company, the staffs of the Texas Utility Commission and the City of Houston, representatives of the state's principal consumer and industrial groups and others. The Settlement Agreement was subsequently filed with the Texas Utility Commission, where it is currently under consideration.

     Under the terms of the Settlement Agreement, residential customers will receive a 4% credit to the base cost of electricity in 1998, increasing to 6% in 1999. Small and mid-sized businesses will receive a 2% credit to their base costs beginning in 1998. The combined effect of these reductions is expected to decrease base revenues by $166 million over a two year period. In addition, the Company (over the next two years) will be permitted, as a way to assist the Company in mitigating its potentially stranded costs, to (i) redirect to production property all of its current depreciation expenses that would otherwise be credited to accumulated depreciation for transmission and distribution property, and (ii) apply any and all earnings above a rate of return cap of 9.95% to increase the depreciation of production property. The Company estimates that redirected depreciation over the two-year period of 1998 and 1999 will be approximately $364 million. As part of the Settlement Agreement, the Company agreed to support proposed legislation in the 1999 Texas legislative session that includes provisions providing for retail customer choice effective December 31, 2001 and other provisions consistent with those in the 1997 proposed legislation.

     The Settlement Agreement is currently under consideration by the Texas Utility Commission, the City of Houston and other cities served by HL&P. In December 1997, the Texas Utility Commission approved the petition filed by the Company to implement the requested base rate credits on a temporary basis beginning January 1, 1998, and pending final Texas Utility Commission consideration. The approval also included the accounting order necessary to permit the Company to begin redirecting depreciation from its transmission and distribution facilities to production property on a temporary basis pending final Texas Utility Commission consideration. A procedural schedule has been developed by the Texas Utility Commission whereby a final decision regarding the Settlement Agreement would be reached by the end of March 1998.

(c) 1995 Rate Case.

     In August 1995, the Texas Utility Commission unanimously approved a settlement resolving the Company's most recent rate case (Docket No. 12065) as well as a separate proceeding (Docket No. 13126) regarding the prudence of operation of the South Texas Project.

     See Note 1(f) regarding additional depreciation and amortization that is permitted under the 1995 Rate Case Settlement with respect to the South Texas Project and the Company's investment in certain lignite reserves associated with a canceled generating station.

(d) Docket No. 6668.

     In September 1997, the Company received a judgment dismissing all outstanding appeals of the Texas Utility Commission's order in Docket No. 6668, an inquiry into the prudence of the planning and construction of the South Texas Project. In that order, the Texas Utility Commission had determined that $375.5 million of the Company's $2.8 billion investment in the South Texas Project had been imprudently incurred. That ruling was incorporated into Electric Operations' 1988 and 1991 rate cases. As a result of this judgment, all

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES outstanding appeals of prior rate cases involving the Company have now been dismissed and the orders granted in such cases are now final.

(5) EQUITY INVESTMENTS IN FOREIGN AFFILIATES

     HI Energy, a wholly owned subsidiary of the Company formed in 1993, participates primarily in the development and acquisition of foreign independent power projects and the privatization of foreign generating and distribution companies.

     The Company accounts for affiliate investments of its subsidiaries under the equity method of accounting where: (i) the subsidiary's ownership interest in the affiliate ranges from 20% to 50%, (ii) the ownership interest is less than 20% but the subsidiary exercises significant influence over operating and financial policies of such affiliate or (iii) the subsidiary's ownership interest in the affiliate exceeds 50% but the subsidiary does not exercise control over the affiliate. The Company's proportionate share of the equity in net income in these affiliates for the years ended December 31, 1997, 1996 and 1995 was $48.6 million, $17 million and $.5 million, respectively, which amounts are included on the Company's Statements of Consolidated Income in Revenues -- International.

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

     The Company's and its subsidiaries' equity investments in foreign and non-regulated affiliates at December 31, 1997 and 1996 were $704 million and $502 million, respectively.

(a) Acquisitions.

     In May 1996, a subsidiary of HI Energy acquired 11.35% of the common stock of Light, a publicly held Brazilian corporation, for $393 million which includes the direct costs of the acquisition. Light is the operator under a 30-year concession agreement of an integrated electric power and distribution system that serves a portion of the state of Rio de Janeiro, Brazil, including the city of Rio de Janeiro. The winning bidders in the government-sponsored auction of Light, including a subsidiary of HI Energy, formed a consortium whose aggregate ownership interest of 50.44% represents a controlling interest in Light.

     In June 1997, a consortium of investors which included a subsidiary of HI Energy, acquired for $496 million a 56.7% controlling ownership interest in Empresa de Energia del Pacifico S.A.E.S.P. (EPSA), an electric utility system serving the Valle de Cauca region of Colombia, including the area surrounding the city of Cali. HI Energy contributed $152 million of the purchase price for a 28% ownership interest in EPSA. In addition to its distribution facilities, EPSA owns 850 MW of electric generation capacity.

     In May 1997, HI Energy increased its indirect ownership interest in Empresa de la Plata S.A. (EDELAP), an Argentina electric utility, from 48% to 63%. The purchase price of the additional interest was $28 million. HI Energy has recorded its investment in EDELAP using the equity method because of the significance of the participatory rights held by a minority shareholder.

     HI Energy has accounted for these transactions under purchase accounting and has recorded its investments and its interest in the affiliates' earnings after the acquisition dates using the equity method. The purchase prices were allocated on the basis of the estimated fair market values of the assets acquired and the liabilities assumed as of the dates of acquisition. The differences between the amounts paid and the underlying fair values of the net assets acquired are being amortized as a component of earnings attributable to unconsolidated affiliates over the estimated lives of the projects ranging from 30 to 40 years. Purchase price adjustments to fixed assets are being amortized over the underlying assets' estimated useful lives.

(b) Valuation Allowance.

     HI Energy is an investor in two waste tire-to-energy projects in the State of Illinois. The projects had been developed by HI Energy in reliance upon a state subsidy intended to encourage development of energy project facilities for the disposal of solid waste. In March 1996, the State of Illinois repealed the subsidy. As a result of the loss of the subsidy, the Company recorded (i) a $28 million valuation allowance effective in the fourth quarter of 1995 (resulting in an $18 million after-tax charge in that year) and (ii) an additional $8 million valuation allowance in the first quarter of 1996 (resulting in a $5 million after-tax charge in that year). At the time of the Illinois legislature's actions, construction work on one of the waste-to-energy projects had been substantially completed.

     The valuation allowance reflects the combined amounts lent to the projects on a subordinated basis by HI Energy. HI Energy also is a party to two separate note purchase agreements committing it, under certain circumstances, to lend up to an additional $16 million. The Company has entered into a support agreement to enable HI Energy to honor its obligation under these note purchase agreements. In the Company's opinion, it is unlikely that additional loans would be required to be made under the note purchase agreements relating to the facility for which construction had been substantially completed (Ford Heights Project). In March 1996, a subsidiary of HI Energy purchased from a senior lending bank all notes relating to the project for which construction had not yet commenced (Fulton Project) (approximately $4.1 million). As a consequence, HI Energy has discretion over when, if ever, the construction activities for the Fulton project will

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES resume and, in turn, control over future obligations of HI Energy to acquire additional subordinated notes for the Fulton project.

     The Company and HI Energy are defendants in various lawsuits filed in connection with the Ford Heights Project. CGE Ford Heights, L.L.C., (CGE Ford Heights) the owner of the project, has filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. In October 1997, CGE Ford Heights filed a lawsuit against First Trust National Association, HI Energy and Zurn Industries, Inc. (Zurn). CGE Ford Heights is seeking a determination of the funding obligations of HI Energy and Zurn. In addition, the trustee for the holders of the bonds issued to finance the project has filed suit against the Company, HI Energy and Zurn. The trustee alleges that the Company and HI Energy are obligated to contribute to CGE Ford Heights approximately $15 million in the form of subordinated debt obligations. The Company and HI Energy are vigorously contesting the matter. The Company does not believe that the litigation will have a material adverse impact on the Company's or HI Energy's financial statements.

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

(12) COMMITMENTS AND CONTINGENCIES

(a) Commitments.

     The Company has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with Electric Operations' capital program are generally revocable by the Company, subject to reimbursement to manufacturers for expenditures incurred or other cancellation penalties. The Company's and its subsidiaries' other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

(b) Fuel and Purchased Power.

     The Company is a party to several long-term coal, lignite and natural gas contracts which have various quantity requirements and durations. Minimum payment obligations for coal and transportation agreements are approximately $200 million in 1998, $203 million in 1999 and $177 million in 2000. Additionally, minimum payment obligations for lignite mining and lease agreements are approximately $9 million for 1998, $9 million for 1999 and $10 million for 2000. Minimum payment obligations for both natural gas purchase and storage contracts associated with Electric Operations are approximately $9 million annually in 1998, 1999 and 2000.

     The Company also has commitments to purchase firm capacity from cogenerators of approximately $22 million in both 1998 and 1999. Texas Utility Commission rules currently allow recovery of these costs through Electric Operations' base rates for electric service and additionally authorize the Company to charge or credit customers through a purchased power cost recovery factor for any variation in actual purchased power costs from the cost utilized to determine its base rates. In the event that the Texas Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, the two principal firm capacity contracts contain provisions allowing the Company to suspend or reduce payments and seek repayment for amounts disallowed.

(c) Operations Agreement with City of San Antonio.

     As part of the settlement with the City of San Antonio, the Company entered into a 10-year joint operations agreement under which the Company and the City of San Antonio, acting through the City Public Service Board of San Antonio
(CPS), share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources. Under the terms of the joint operations agreement entered into between CPS and Electric Operations, the Company has guaranteed CPS minimum annual savings of $10 million and a minimum cumulative savings of $150 million over the 10-year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, the Company anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operating agreement. In 1996, savings generated for CPS' account for a partial year of joint operations were approximately $14 million. In 1997, savings generated for CPS' account for a full year of operation were approximately $22 million.

(d) Transportation Agreement.

     NorAm had an agreement (the ANR Agreement) with ANR Pipeline Company (ANR) which contemplated a transfer to ANR of an interest in certain of NorAm's pipeline and related assets, representing

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES capacity of 250 Mmcf/day, and pursuant to which ANR had advanced $125 million to the Company. The ANR Agreement has been restructured and, after refunds of $84 million through December 31, 1997, NorAm currently retains $41 million (recorded as a liability) in exchange for ANR's or its affiliates' use of 130 Mmcf/ day of capacity in certain of NorAm's transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

(e) Lease Commitments.

     The following table sets forth certain information concerning NorAm's obligations under operating leases:

     Minimum Lease Commitments at December 31, 1997(1)

                                                             (MILLIONS OF DOLLARS)
                                                             ---------------------
1998.......................................................          $ 24
1999.......................................................            19
2000.......................................................            16
2001.......................................................            15
2002.......................................................             9
2003 and beyond............................................            22
                                                                     ----
          Total............................................          $105
                                                                     ====

---------------

(1) Principally consisting of rental agreements for building space and data processing equipment and vehicles (including major work equipment).

     NorAm has a master leasing agreement which provides for the lease of vehicles, construction equipment, office furniture, data processing equipment and other property. For accounting purposes, the lease is treated as an operating lease. At December 31, 1997, NorAm had leased assets with a value of approximately $58.1 million under this lease with a basic term of one year. NorAm does not expect to lease additional property under this lease agreement.

     Lease payments related to NorAm's master leasing agreement are included in the preceding table for only their basic term. Total rental expense for all leases since the Acquisition Date was approximately $15 million in 1997.

(f) Letters of Credit.

     At December 31, 1997, NorAm had letters of credit incidental with its ordinary business operations totaling approximately $42 million under which NorAm is obligated to reimburse drawings, if any.

(g) Indemnity Provisions.

     At December 31, 1997, NorAm has $11.4 million accounting reserve on the Company's Consolidated Balance Sheet in Other Deferred Credits for possible indemnity claims asserted in connection with its disposition of NorAm's former subsidiaries or divisions, including the sale of (i) Louisiana Intrastate Gas Corporation, a former NorAm subsidiary engaged in the intrastate pipeline and liquids extraction business; (ii) Arkla Exploration Company, a former NorAm subsidiary engaged in oil and gas exploration and production activities; and
(iii) Dyco Petroleum Company, a former NorAm subsidiary engaged in oil and gas exploration and production.

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

(h) Other.

     Electric Operations' service area is heavily dependent on oil, gas, refined products, petrochemicals and related businesses. Significant adverse events affecting these industries would negatively affect the revenues of the Company. The Company and NorAm are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the effect on the Company's and NorAm's respective financial statements, if any, from the disposition of these matters will not be material.

     In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class, against the Company and Houston Industries Finance Inc. (formerly a wholly owned subsidiary of the Company) citing underpayment of municipal franchise fees. The plaintiffs claim, among other things, that from 1957 to the present, franchise fees should have been paid on sales taxes collected by HL&P on non-electric receipts as well as electric sales. Plaintiffs advance their claims notwithstanding their failure to notice such claims over the previous four decades. Because all of the franchise ordinances affecting HL&P expressly impose fees only on electric sales, the Company regards plaintiffs' allegations as spurious and is vigorously contesting the matter. The plaintiffs' pleadings assert that their damages exceed $250 million. No trial date is currently set. Although the Company believes the claims to be without merit, the Company cannot at this time estimate a range of possible loss, if any, from the lawsuit, nor can any assurance be given as to its ultimate outcome

     The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's financial statements, if any, from the disposition of these matters will not be material.